UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023
Commission File Number: 001-41465

SEMANTIX, INC.
(Name of Registrant)
Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-180
Tel: +55 11 5082-2656
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

EXPLANATORY NOTE
On March 28, 2023, Semantix, Inc. (the “Company”) announced its financial results for the year ended December 31, 2022. A copy of that announcement is furnished as Exhibit 99.1 to this report on Form 6-K.
On March 28, 2023, the Company also announced the acquisition of ATSaúde's Software and Operations . A copy of that announcement is furnished as Exhibit 99.2 to this report on Form 6-K.
A copy of the Company’s consolidated financial statements as of December 31, 2022 is furnished as Exhibit 99.3 to this report on Form 6-K
The financial information contained in the announcement furnished as Exhibit 99.1 to this report on Form 6-K and the Company’s consolidated financial statements as of and for the year ended December 31, 2022 furnished as Exhibit 99.3 to this report on Form 6-K have been audited by the Company’s external auditors and prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). However, such financial information has not yet been audited by the Company’s external auditors in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), which will be required in connection with the preparation of the Company’s 2022 annual report on Form 20-F, but is not yet complete. Accordingly, the financial information included in Exhibits 99.1 and 99.3 is subject to change based on the completion of PCAOB procedures and further adjustments may be necessary to fully conform with PCAOB rules and standards.

EXHIBIT INDEX
Exhibit        Description of Exhibit
99.1        Earnings Release for 4Q 2022.
99.2        Announcement of Health Data Software and Operations.
99.3        Semantix, Inc. - Consolidated financial statements for the year ended December 31, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2023

SEMANTIX, INC.

By:	/s/ Leonardo dos Santos Poça D’Água
Name:	Leonardo dos Santos Poça D’Água
Title:	Chairman of the Board and Chief Executive Officer